Paraiso Plant Studio

Profit and Loss

January - December 2024

	TOTAL
Income	
Discounts given	-14,749.29
Product Sales	128,730.92
Sales of Product Income	29,046.58
Services	3,175.26
Shipping/Delivery Income	1,703.88
Shopify Refunds	-21,103.27
Shopify Sales	851,444.27
Shopify Shipping	4,904.53
Tips for Distribution	15,939.30
Total Income	**$999,092.18**
Cost of Goods Sold	
Cost of Products Sold	
Plants - COGS	383,630.62
Shipping, Freight & Delivery - COS	8,534.55
Total Cost of Products Sold	**392,165.17**
Total Cost of Goods Sold	**$392,165.17**
GROSS PROFIT	**$606,927.01**
Expenses	
Advertising & Marketing	3,442.87
Apps/Software/Web Services	14,908.58
Bank Charges & Fees	1,891.25
Car & Truck	5,709.53
Employee Benefits	19,414.26
Employee Retirement	496.07
Employee Salaries & Wages	215,728.59
Employee Tips Paid	15,939.30
Employer Payroll Tax Expenses	45,374.69
Insurance	0.00
Insurance - Auto	3,600.00
Insurance - Business	16,426.08
Workers Comp Insurance	6,165.45
Total Insurance	**26,191.53**
Interest Paid	19,105.91
Job Supplies	6,297.40
Legal & Professional Services	
Accounting Services	1,600.00
Total Legal & Professional Services	**1,600.00**
Meals & Entertainment	1,667.22
Office Supplies	1,238.23
Other Business Expenses	1,704.94

Paraiso Plant Studio

Profit and Loss
January - December 2024

	TOTAL
Payroll Processing fees	3,159.74
Rent & Lease	
1780 4th St Rent	124,449.51
Warehouse Rent	18,788.97
Total Rent & Lease	**143,238.48**
Repairs & Maintenance	3,156.23
Sales Tax Payable	0.00
Sales Tax Penalty	8,334.76
Security	1,112.64
Shopify Fees	22,883.46
Shopify Service Fees	6,237.90
Taxes & Licenses	4,009.42
Telephone	2,070.82
Travel	99.13
Utilities	20,455.16
Total Expenses	**$595,468.11**
NET OPERATING INCOME	**$11,458.90**
Other Income	
CC Rewards	1,600.76
Non-taxable Income	7,269.00
Total Other Income	**$8,869.76**
NET OTHER INCOME	**$8,869.76**
NET INCOME	**$20,328.66**

Paraiso Plant Studio

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
6017 Paraiso LLC Checking	34,012.18
8365 Paraiso Checking	-237.90
Doordash Clearing	0.00
Mech Checking (0050)	0.00
Shopify Holding-F	0.00
Shopify Holding-P	0.00
Total Bank Accounts	**$33,774.28**
Other Current Assets	
Cash Payments	0.00
Inventory	39,822.50
Prepaid Rent and Deposit	3,400.00
Shopify Carried Balances	0.00
Shopify Clearing Account	2,690.65
Shopify Pending Balances	235.76
Transfers with Flor	48,550.67
Undeposited Funds	0.00
Total Other Current Assets	**$94,699.58**
Total Current Assets	**$128,473.86**
Fixed Assets	
Accumulated Depreciation	-37,121.00
Furniture & Fixtures	51,691.31
Vehicles	17,000.00
Total Fixed Assets	**$31,570.31**
TOTAL ASSETS	**$160,044.17**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Business Adv - 6124 - 1	89.88
Business Adv - 8395 - 1	11,771.93
CORP Account - 3753 - 1	29,356.42
Shopify CC	38,261.43

Paraiso Plant Studio

Balance Sheet

As of December 31, 2024

	TOTAL
Total Credit Cards	**$79,479.66**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	2,277.90
Gift Cards/Store Credit	0.00
Out Of Scope Agency Payable	67.44
Payroll Liabilities Payable	0.00
Shopify Gift Card Liabilities	29,017.50
Shopify Loan	58,012.00
Shopify Sales Tax Collected	30,506.46
True up account	0.00
Undistributed Tips	2,554.43
Total Other Current Liabilities	**$122,435.73**
Total Current Liabilities	**$201,915.39**
Long-Term Liabilities	
Blum Loan 1	0.00
Blum Loan 2	0.00
Blum Loan 3	41,305.00
EIDL Loan	5,331.63
Working Solutions Loan	40,599.54
Total Long-Term Liabilities	**$87,236.17**
Total Liabilities	**$289,151.56**
Equity	
Opening Balance Equity	-12,983.61
Owner's Contributions	10,632.90
Owner's Draw	-74,943.04
Retained Earnings	-72,142.30
Net Income	20,328.66
Total Equity	**$ -129,107.39**
TOTAL LIABILITIES AND EQUITY	**$160,044.17**

Statement of Cash Flows

Paraiso Plant Studio
January-December, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	20,328.66
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Business Adv - 6124 - 1	-1,662.42
Business Adv - 8395 - 1	11,528.51
California Department of Tax and Fee Administration Payable	-15,659.69
Cash Payments	8,186.25
CORP Account - 3753 - 1	-10,470.48
Gift Cards/Store Credit	-22,797.23
Inventory	-4,271.69
Out Of Scope Agency Payable	5.23
Payroll Liabilities Payable	0.00
Prepaid Rent and Deposit	5,000.00
Shopify Carried Balances	0.00
Shopify CC	24,585.85
Shopify Clearing Account	-2,690.65
Shopify Gift Card Liabilities	29,017.50
Shopify Loan	58,012.00
Shopify Pending Balances	-235.76
Shopify Sales Tax Collected	30,506.46
Transfers with Flor	-48,607.69
Undistributed Tips	2,554.43
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$63,000.62**
Net cash provided by operating activities	**$83,329.28**
INVESTING ACTIVITIES	0.00
FINANCING ACTIVITIES	
Blum Loan 3	-13,200.00
EIDL Loan	-68.37
Opening Balance Equity	-12,983.61
Owner's Contributions	4,257.24
Owner's Draw	-52,789.14
Working Solutions Loan	-8,391.22
Net cash provided by financing activities	**-$83,175.10**
NET CASH INCREASE FOR PERIOD	**$154.18**
Cash at beginning of period	**$33,620.10**
CASH AT END OF PERIOD	**$33,774.28**